Exhibit 99.1

	Masterworks 210, LLC

	Gross Artwork Sale Proceeds	$800,000.00
(+)	Cash on Balance Sheet	$110.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$800,110.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(22,670.00)
=	Distributable Proceeds to Class A Shares	$777,340.00
(/)	Total Class A Shares Outstanding	34,333 *
=	Distributable Proceeds per Class A Share	22.64
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.13

	Offering period
	Cash Receipt Date	2/9/2024
(-)	Final Offering Close Date	4/17/2023
=	Days from final close to cash receipt	298
(/)	Days of year	365
=	IRR Period (in years)	0.82

	IRR Calculation
	MOIC	1.13206
	IRR Period (in years)	0.82
	IRR	16.4%

*Reflects 483 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.